Sionix Corporation

2010 North Loop Freeway West

Suite 110

Houston, Texas 77018

October 7, 2014

VIA EDGAR TRANSMISSION

Mr. Leland Benton

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sionix Corporation. Registration Statement on Form S-1 File No. 333-186560 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sionix Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-186560), originally filed with the Commission on February 11, 2013.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to John Boyer at Boyer Law Group PLLC, Nine Greenway Plaza, Suite 3100, Houston, Texas 77046, telephone number (713) 871-2022, facsimile number (713) 871-2024.

Thank you for your assistance with this matter.

Sincerely,

Sionix Corporation

By:	/s/ Henry W. Sullivan
Henry W. Sullivan, Chief Executive Officer